PRESS RELEASE	MARCH 28, 2025

Largo Reports Q4 and Full Year 2024 Financial Results; Announces Operational Turnaround Plan and Additional Cost Optimization Initiatives
All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

Q4, Full Year 2024 and Other Highlights

  Revenues of $24.3 million in Q4 2024 vs. $44.2 million in Q4 2023; Revenues per pound sold[1] of $5.70 in Q4 2024 vs. $7.69 in Q4 2023; In addition, the Company received $13.6 million related to the delivery of 1,200 tonnes as part of its vanadium inventory supply agreement

  Operating costs of $30.2 million in Q4 2024, 30% below Q4 2023; Adjusted cash operating costs excluding royalties per pound1 of $3.05 in Q4 2024, 39% below Q4 2023, reflecting the success in cost reduction measures throughout 2024

  Adjusted EBITDA1 improved by 195% in Q4 2024 to $2.3 million and mining operations adjusted EBITDA1 improved by 27% to $4.5 million from $3.5 million in Q4 2023, despite the negative impact of the maintenance shutdown in Q4 2024

  Net loss of $13.0 million in Q4 2024, which included $2.4 million in non-recurring items vs. net loss of $13.3 million in Q4 2023, which included $5.9 million in non-recurring items; Basic loss per share of $0.19 in Q4 2024 vs. basic loss per share of $0.21 in Q4 2023

  Revenues of $124.9 million in 2024, 37% below 2023; Revenues per pound sold1 of $6.40 in 2024 vs. $8.66 in 2023; In addition, the Company received $13.6 million related to the delivery of 1,200 tonnes as part of its vanadium inventory supply agreement

  Operating costs of $145.8 million in 2024, 17% below 2023; Adjusted cash operating costs excluding royalties per pound1 of $4.05 in 2024, 22% lower than 2023, reflecting the company's cost reduction efforts throughout 2024

  Adjusted EBITDA¹ was a loss of $2.1 million compared to positive adjusted EBITDA1 of $11.9 million in 2023

  Net loss of $50.6 million in 2024, which included $18.7 million in non-recurring items vs. net loss of $32.4 million in 2023, which included $9.6 million in non-recurring items; Basic loss per share of $0.78 in 2024 vs. basic loss per share of $0.51 in 2023

  V2O5 production of 1,775 tonnes in Q4 2024 vs. 2,768 tonnes in Q4 2023; Annual V2O5 production of 9,264 tonnes in 2024 vs. 9,681 tonnes in 2023; Within the Company's revised 2024 production guidance range of 9,000 - 11,000 tonnes

  Annual and Q4 2024 production was impacted by two kiln maintenance shutdowns during the year-one in Q1 2024 as per the Company's regular schedule, and another advanced from Q1 2025 into Q4 2024 to mitigate potential production disruptions typically associated with the early-year rainy season

  Quarterly sales of 3,033 tonnes of V2O5 equivalent (inclusive of 8 tonnes of purchased material and 1,200 tonnes related to the Company's vanadium inventory supply agreement) in Q4 2024, a 16% increase over the 2,605 tonnes in sold Q4 2023

  Annual V2O5 equivalent sales of 9,600 (inclusive of 415 tonnes of purchased material and 1,200 tonnes related to its vanadium inventory supply agreement) tonnes in 2024 vs. 10,396 tonnes in 2023; Within the Company's annual 2024 sales guidance of 8,700 - 10,700 tonnes

  The Company produced 10,292 tonnes of ilmenite concentrate in Q4 2024 and 44,863 tonnes in 2024; Quarterly ilmenite concentrate sold of 10,570 tonnes in Q4 2024 and 42,916 tonnes sold in 2024

Vanadium Market Update

  Vanadium prices continued to face downward pressure in European and Chinese markets, primarily driven by reduced demand from the steel and infrastructure sectors and persistent oversupply from Chinese and Russian producers; In Q4 2024, the average benchmark price for V₂O₅ in Europe was $5.34 per pound, representing a 17% decrease compared to Q4 2023

  U.S. ferrovanadium pricing has experienced recent improvements, with prices rising 9% since the start of 2025, primarily driven by buying interest amid recent geopolitical developments and policy shifts impacting supply dynamics

  As of March 20, 2025, the average benchmark ferrovanadium price per pound of V was $15.25 in the U.S. and as of March 21, 2025, the average benchmark price per pound of V₂O₅ was $5.13 in Europe

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today reported financial and operational results for the three and twelve months ended December 31, 2024. Amid challenging market conditions and declining vanadium prices, the Company has increased its focus on operational improvements, further cost reductions, and productivity enhancements at its Maracás Menchen Mine. The Company achieved annual vanadium pentoxide ("V₂O₅") equivalent sales of 9,600 tonnes, with adjusted cash operating costs excluding royalties per pound¹ sold improving significantly to $3.04 in Q4 2024 down from $5.04 in Q4 2023.

Daniel Tellechea, Interim CEO and Director of Largo, stated: "We recognize the significant operational and market challenges Largo has encountered and are taking decisive steps to reposition the Company. While our cost reduction initiatives have already delivered measurable results-such as a 30% reduction in operating costs in Q4 2024 compared to the prior year-we continue to face production challenges and near-term financial pressures that require focused action." He continued: "As part of our operational turnaround strategy, we've implemented a number of critical initiatives in recent months to further enhance productivity and strengthen cost controls. With the appointment of Gordon Babcock and Luis Rendón as Co-Chief Operating Officers in February 2025, we've further intensified our focus on execution and efficiency across the business. Under their leadership, our team is actively identifying and acting on additional opportunities to improve operational performance."

He concluded: "We are also prioritizing efforts to reinforce our liquidity position and are pursuing a range of strategic and refinancing options to support ongoing operations. Driving a successful turnaround remains a company-wide priority, and we remain focused on taking the steps needed to help strengthen Largo's operational and financial foundation for the future."

Financial and Operating Results - Highlights

(thousands of U.S. dollars, except as otherwise stated)	Three months ended		Year ended
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Revenues	24,268	44,170	124,920	198,684
Operating costs	(30,194)	(43,218)	(145,818)	(174,758)
Net income (loss)	(12,990)	(13,301)	(50,565)	(32,358)
Basic earnings (loss) per share	(0.19)	(0.21)	(0.78)	(0.51)
Adjusted EBITDA[1]	2,337	793	(2,076)	11,948
Mining operations adjusted EBITDA[1]	4,466	3,503	7,976	29,992
Cash provided before working capital items (operating activities)	18,563	43	16,038	9,335
Cash operating costs excl. royalties ($/lb) [1]	3.67	5.44	4.84	5.30
Adjusted cash operating costs excl. royalties[1] ($/lb)	3.05	5.04	4.05	5.19
Cash	22,106	42,714	22,106	42,714
Debt	92,280	75,000	92,280	75,000
Total mined - dry basis (tonnes)	3,673,416	3,490,711	13,949,665	14,864,394
Total ore mined (tonnes)	476,742	473,958	2,249,759	1,752,982
Effective grade of ore milled[2] (%)	0.73	1.03	0.88	1.04
V2O5 equivalent produced (tonnes)	1,775	2,768	9,264	9,681
Ilmenite concentrate produced (tonnes)	10,292	8,970	44,863	8,970

Key Highlights

  During 2024, the Company recognized revenues of $118.5 million (2023 - $198.6 million) from the sales of 8,400 tonnes of V2O5 equivalent (2023 - 10,396 tonnes) as well as revenues from ilmenite sales of $6.4 million (2023 - $nil).

  The Company recorded a net loss of $50.6 million in 2024 compared with a net loss of $32.4 million in 2023, largely driven by a 37% decrease in revenues. This was partially offset by a decrease in certain expenses, most notably a 17% decrease in operating costs, as well as a 29% decrease in professional consulting and management fees, a 54% decrease in general and administrative expenses and a 45% decrease in technology start-up costs.

  In 2024, the Company's operating costs decreased by 17% to $30.2 million in 2024 compared to 43.2 million in 2023. The decrease in operating costs in 2024 was largely driven by a 34% decrease in direct mine and production costs. This decrease reflects the 19% decrease in vanadium sold in 2024, as well as the impact of the Company's previously announced initiatives to reduce production costs and improve productivity. Further, shared mining and production costs up to the milling process are allocated between vanadium and ilmenite, which reduces the amount recognized in direct mine and production costs for vanadium.

  Adjusted cash operating costs excluding royalties per pound1, which excludes the impact of inventory write-downs for produced products of $2.5 million for Q4 2024 (Q4 2023 - $nil), was $3.05 per lb, compared with $5.04 for Q4 2023. The decrease in unit costs seen in Q4 2024 compared with Q4 2023 is also largely due to the impact of the Company's previously announced initiatives to reduce production costs and improve productivity, including reducing haulage distances, reducing the number of contractors and a comprehensive review of all contracts. The Company expects to continue seeing the benefits of these initiatives in its financial results going forward.

  For 2024, total professional, consulting, and management fees decreased by 29% compared to 2023, while other general and administrative expenses declined by 54%. These reductions reflect the Company's continued emphasis on cost discipline, decreased activity and headcount at LCE following the initiation of the strategic review, and an expense recovery of $1.8 million primarily related to lower legal provisions. Additionally, technology start-up costs decreased by 45% in 2024 compared with 2023 primarily due to a decrease in activities at Largo Clean Energy Corp. ("LCE") in 2024 as the installation of its battery project nears conclusion.

  Subsequent to Q4 2024, production in January 2025 was 392 tonnes of V2O5 equivalent with 503 tonnes produced in February 2025. Production in January and February 2025 was impacted by temporarily mining lower-grade ore zones according to the mine sequencing plan, reduced mining equipment availability, and operational adjustments following the kiln refractory replacement completed in Q4 2024. V2O5 equivalent sales were 687 tonnes in January 2025, with 551 tonnes sold in February 2025.

  Subsequent to Q4 2024, ilmenite concentrate production was 2,897 tonnes of in January 2025 and 1,477 tonnes in February 2025 with sales of 4,397 tonnes in January 2025 and 2,255 tonnes in February 2025.

The information provided within this release should be read in conjunction with Largo's annual consolidated financial statements for the years ended December 31, 2024 and 2023 and its management's discussion and analysis for the year ended December 31, 2024 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedarplus.com and www.sec.gov.

Operational Turnaround and Cost Optimization Strategy

In recent months, the Company has implemented several critical initiatives aimed at addressing operational challenges, enhancing productivity, and strengthening cost controls. Following the appointment of Gordon Babcock and Luis Rendón as Co-Chief Operating Officers in February 2025, Largo has further increased its focus on operational execution and efficiencies. Under their leadership, the team is actively identifying additional areas for improvement and implementing targeted enhancements to drive increased performance. Successfully executing the Company's operational turnaround remains a top priority and will require the collective efforts of the entire team.

Key actions underway and priorities ahead include:

  The Company has initiated a turnaround program with its mining contractor, including a general operating fleet overhaul and equipment refurbishments, to resolve reliability and availability issues that impacted mining throughput rates in late 2024 and early 2025

    Improvements in drilling efficiency and ore production rates have already been observed as of early March 2025

  Ongoing optimization of pit access and streamlining material handling processes to support more consistent throughput and operational stability

  Working with geotechnical experts to optimize mining practices, including improved blasting techniques, fleet utilization, and pit infrastructure upgrades

  Introducing mechanized and automated solutions in ore processing and tailings management, aimed at enhancing efficiency and reducing operational bottlenecks

  Optimizing crushing, milling and kiln operations as well as downstream processing plant efficiencies through improved processes, maintenance schedules and operational adjustments designed to increase productivity

  Strengthening cost management through rigorous monitoring and control processes to ensure operating expenses remain within targeted budget levels

The Company recognizes that while its ongoing operational turnaround is a critical step forward, additional measures are needed to fully address the Company's broader financial headwinds. Market conditions, including a 21% decline in vanadium prices since December 31, 2023, and an elevated cost environment, have affected cash flows and financial forecasts. In response, the Company has taken decisive actions to strengthen its financial position, including ongoing cost reductions, operational efficiencies, and liquidity management. As a result of its cost reduction initiatives, the Company has recognized a 30% reduction in operating costs in Q4 2024 vs. Q4 2023. The Company is also actively working to improve its liquidity to support long-term goals, including exploring financing alternatives such as refinancing existing debt and securing additional capital through new debt facilities.

The Company will continue to monitor its progress and provide updates as needed. At this time, it will maintain its annual guidance ranges for 2025 and will reassess as operational improvements advance. Should any material changes to guidance be necessary, the Company will update the market accordingly.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; and the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; and receipt of regulatory and governmental approvals, permits and renewals in a timely manner.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

Non-GAAP[3] Measures

The Company uses certain non-GAAP measures in this press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-GAAP financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound Sold

This press release refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 19 as per the 2024 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Revenues - V2O5 produced[i]	$10,271	$25,182	$57,446	$115,534
V2O5 sold - produced (000s lb)	2,053	3,215	9,332	13,113
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$5.00	$7.83	$6.16	$8.81

Revenues - V2O5 purchased[i]	$-	$1,497	$988	$9,028
V2O5 sold - purchased (000s lb)	-	265	176	1,279
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$5.65	$5.61	$7.06

Revenues - V2O5[i]	$10,271	$26,679	$58,434	$124,562
V2O5 sold (000s lb)	2,053	3,480	9,508	14,392
V2O5 revenues per pound of V2O5 sold ($/lb)	$5.00	$7.67	$6.15	$8.65

Revenues - V2O3 produced[1]	$457	$6,213	$8,353	$13,788
V2O3 sold - produced (000s lb)	59	596	898	1,215

	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$7.75	$10.42	$9.30	$11.35

Revenues - V2O3 purchased[i]	$-	$-	$-	$1,155
V2O3 sold - purchased (000s lb)	-	-	-	88
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$-	$-	$-	$13.13

Revenues - V2O3[i]	$457	$6,213	$8,353	$14,943
V2O3 sold (000s lb)	59	596	898	1,303
V2O3 revenues per pound of V2O3 sold ($/lb)	$7.75	$10.42	$9.30	$11.47

Revenues - FeV produced[i]	$12,212	$11,278	$46,890	$57,686
FeV sold - produced (000s kg)	585	479	2,221	2,070
FeV revenues per kg of FeV sold - produced ($/kg)	$20.88	$23.54	$21.11	$27.87

Revenues - FeV purchased[1]	$106	$-	$4,872	$1,386
FeV sold - purchased (000s kg)	5	-	227	50
FeV revenues per kg of FeV sold - purchased ($/kg)	$21.20	$-	$21.46	$27.72

Revenues - FeV[i]	$12,318	$11,278	$51,762	$59,072
FeV sold (000s kg)	590	479	2,448	2,120
FeV revenues per kg of FeV sold ($/kg)	$20.88	$23.54	$21.14	$27.86

Revenues[1]	$23,046	$44,170	$118,549	$198,577
V2O5 equivalent sold (000s lb)	4,041	5,743	18,519	22,920
Revenues per pound sold ($/lb)	$5.70	$7.69	$6.40	$8.66

i. Year ended as per note 23 of the Company's 2024 annual consolidated financial statements.
Three months ended calculated as the amount per note 23 less the corresponding amount disclosed for the nine-month period in note 19 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

This press release refers to cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties. Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the 2024 annual consolidated financial statements.

	Three months ended		Year ended

	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Operating costs[i]	$30,194	$43,218	$145,818	$174,758
Professional, consulting and management feesii	474	887	1,875	3,102
Other general and administrative expensesiii	(38)	718	898	1,750
Less: ilmenite costs and write-down[i]	(2,317)	-	(8,192)	-
Less: iron ore costs[i]	(29)	(84)	(512)	(722)
Less: conversion costs[i]	(2,217)	(1,768)	(8,240)	(7,319)
Less: product acquisition costs[i]	(99)	(1,974)	(4,996)	(15,354)
Less: distribution costs[i]	(1,601)	(2,366)	(7,418)	(8,540)
Less: inventory write-downiv	23	(192)	(238)	(1,853)
Less: depreciation and amortization expense[i]	(7,984)	(6,592)	(26,795)	(26,048)
Cash operating costs	$16,406	$31,847	$92,200	$119,774
Less: royalties[i]	(1,630)	(2,243)	(7,052)	(9,162)
Cash operating costs excluding royalties	$14,776	$29,604	$85,148	$110,612
Less: vanadium inventory write-down[v]	(2,517)	(2,215)	(13,897)	(2,215)
Adjusted cash operating costs excluding royalties	$12,259	$27,389	$71,251	$108,397

Produced V2O5 sold (000s lb)	4,024	5,437	17,603	20,871
Cash operating costs per pound ($/lb)	$4.08	$5.86	$5.24	$5.74
Cash operating costs excluding royalties per pound ($/lb)	$3.67	$5.44	$4.84	$5.30
Adjusted cash operating costs excluding royalties per pound ($/lb)	$3.05	$5.04	$4.05	$5.19

i. Year ended as per note 24 of the Company's 2024 annual consolidated financial statements.

Three months ended calculated as the amount per note 24 less the corresponding amount disclosed for the nine-month period in note 20 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

ii. Year ended as per the Mine properties segment in note 19 of the Company's 2024 annual consolidated financial statements.

Three months ended calculated as the amount for the Company's Mine properties segment in note 19 of the Company's 2024 annual consolidated financial statements less the corresponding amount disclosed for the Mine properties segment for the nine-month period in note 16 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

iii. Year ended as per the Mine properties segment in note 19 less the decrease in legal provisions of $1,967 as noted in the "other general and administrative expenses" section on page 7 of the Company's year-end 2024 management's discussion and analysis.

Three months ended calculated as the amount for the Company's Mine properties segment in note 19 less the decrease in legal provisions of $1,967, less the corresponding amount disclosed for the Mine properties segment for the nine-month period in note 16 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

iv. Year ended as per note 5 of the Company's 2024 annual consolidated financial statements for warehouse materials.

Three months ended calculated as the amount per above less the corresponding amount disclosed for the nine-month period in note 5 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

v. Year ended as per note 5 of the Company's 2024 annual consolidated financial statements for vanadium finished products.

Three months ended calculated as the amount per above less the corresponding amount disclosed for the nine-month period in note 5 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

EBITDA and Adjusted EBITDA

This press release refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the 2024 annual consolidated financial statements.

	Three months ended		Year ended

	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Net loss	$(11,664)	$(13,301)	$(49,239)	$(32,358)
Foreign exchange loss	8,560	(823)	12,517	183
Share-based payments	138	231	1,321	(362)
Finance costs	2,360	4,096	9,460	9,630
Interest income	(92)	(280)	(1,523)	(2,018)
Income tax (recovery) expense	29	40	(2,813)	88
Deferred income tax recovery	(7,651)	(3,119)	(19,193)	(2,786)
Depreciation[i]	8,205	7,393	28,675	29,250
EBITDA	$(115)	$(5,763)	$(20,795)	$1,627
Inventory write-downii	5,627	2,407	18,475	4,068
Write-down of vanadium assets	(78)	3,535	1,119	4,862
Write-down of mine properties, plant and equipmentiii	-	-	1,092	-
Movement in legal provisionsiv	(3,097)	(85)	(1,967)	692
Adjusted EBITDA	$2,337	$793	$(2,076)	$11,948
Less: Clean Energy Adjusted EBITDA	1,906	2,341	9,345	16,999
Less: LPV Adjusted EBITDA	223	369	707	1,045
Mining Operations Adjusted EBITDA	$4,466	$3,503	$7,976	$29,992

i. Year ended as per the consolidated statements of cash flows of the Company's 2024 annual consolidated financial statements.

Three months ended calculated as the amount per the consolidated statements of cash flows less the corresponding amount disclosed for the nine-month period in the consolidated statements of cash flows of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

ii. Year ended as per note 5 of the Company's 2024 annual consolidated financial statements.

Three months ended calculated as the amount per note 5 of the Company's 2024 annual consolidated financial statements less the corresponding amount disclosed for the nine-month period in note 5 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

iii. Year ended as per note 6 of the Company's 2024 annual consolidated financial statements.

Three months ended calculated as the amount per note 6 of the Company's 2024 annual consolidated financial statement less the corresponding amount disclosed for the nine-month period in note 6 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

iv. As per the "non-recurring items" section on page 7 of the Company's year-end 2024 management's discussion and analysis.

	Three months ended		Year ended

	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Clean Energy
Net loss[i]	$(1,930)	$(2,943)	$(11,529)	$(19,429)
Foreign exchange loss[i]	9	5	27	36
Finance costs[i]	7	12	39	56
Depreciationii	8	585	1,026	2,338
Clean Energy EBITDA	$(1,906)	$(2,341)	$(10,437)	$(16,999)
Write-down of mine properties, plant and equipmentiii	-	-	1,092	-
Clean Energy Adjusted EBITDA	$(1,906)	$(2,341)	$(9,345)	$(16,999)

i. Year ended as per note 19 of the Company's 2024 annual consolidated financial statements.

Three months ended calculated as the amount per note 19 of the Company's 2024 annual consolidated financial statements less the corresponding amount disclosed for the nine-month period in note 16 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

ii. Included in depreciation amount shown in table above.

iii. Year ended as per note 6 of the Company's 2024 annual consolidated financial statements.

Three months ended calculated as the amount per note 6 of the Company's 2024 annual consolidated financial statements less the corresponding amount disclosed for the nine-month period in note 6 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

	Three months ended		Year ended

	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

LPV
Net loss[1]	$(194)	$(3,930)	$(1,927)	$(5,969)
Foreign exchange loss[1]	35	2	38	(50)
Finance costs[1]	19	24	81	112
Interest income[1]	(5)	-	(18)	-
LPV EBITDA	$(145)	$(3,904)	$(1,826)	$(5,907)
Write-down of vanadium assets[1]	(78)	3,535	1,119	4,862
LPV Adjusted EBITDA	$(223)	$(369)	$(707)	$(1,045)

i. Year ended as per note 19.

ii. Three months ended calculated as the amount per note 19 less the corresponding amount disclosed for the nine-month period in note 16 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

________________________________

[1] Cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, revenues per pound per pound sold, adjusted EBITDA and mining operations adjusted EBITDA are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release.

[2] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

[3] GAAP - Generally Accepted Accounting Principles.